Mail Stop 3561

July 13, 2007

Mr. Joseph B. Armes
c/o Hicks Acquisition Company I, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re: Hicks Acquisition Company I, Inc.**
> **Registration Statement on Form S-1**
> **Filed on June 14, 2007**
> **File No. 333-143747**

Dear Mr. Armes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

2.   Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

3. Prior to the effectiveness of the registration statement, the staff requests a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

4. We note that management is affiliated with various private equity and/or holding companies. Please clearly discuss in appropriate places in the registration statement whether Hicks Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these companies and/or affiliated funds. Please discuss in detail any consideration that the company, officers, or directors have given to entering into a business combination with companies affiliated with the company's existing stockholders, officers, and directors.

5. We note the significant, continuing experience and involvement of the company's current officers and directors with private equity firms and portfolio companies. Please provide for each officer and director a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

6. In addition, because it appears that the current officers and directors are considering the same businesses on behalf of the company and those other entities, it seems appropriate for the prospectus to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company(ies). To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

7. The prospectus states on page 56 that, although there are currently no affiliated entities that the company would consider as a target company, the company may nonetheless select a target company that is affiliated with its sponsor, officers or directors. See also page 75 (company would obtain fairness opinion with respect to target company affiliated with sponsor). However, the prospectus states on page 73 that the company will not enter into an initial business combination with an entity that is "affiliated with any of our officers, directors, sponsors or initial stockholders." Please address these apparent inconsistencies. If the company would consider an affiliated entity as a target company, please discuss the circumstances in which it would do so.

8.   The prospectus does not appear to provide any information concerning Hicks
        Equity Partners LLC, which is referenced in connection with the right of first
        review agreement, discussed below. Please describe this company's business and
        ownership.

9.   We note the company's right of first review with respect to certain business
        opportunities. Generally, officers and directors of the company who are also
        officers, members/partners of Hicks Holdings, LLC or Hicks Equity Partners LLC
        must generally offer an opportunity that has a fair market value of $320 million or
        more to the company first, whereas they must present an opportunity that has a
        lower fair market value to the two other Hicks entities first. See, e.g., pages 31,
        76. Please explain why $320 million was selected as the amount at which
        business opportunities are separated into two groups and discuss how fair market
        value would be determined. Also include the agreement as a material contract
        and as an exhibit to the registration statement.

10.   We note that, if the initial business combination consists of an acquisition of less
        than 100% of one or more target companies, the aggregate fair market value of
        the portion(s) acquired must equal at least 80% of the initial amount in the trust
        account, excluding the underwriters' deferred compensation. See, e.g., page 12.
        Please explain how this requirement meshes with the company's right of first
        review. For example, please explain in greater detail the impact that the right of
        first review could have on the size of the company in which Hick Acquisition
        could acquire. Please revise accordingly the related risk factor on page 30, and its
        subheading, or add a separate risk factor.

11.   The prospectus sets forth certain general criteria and guidelines that the company
        will use to evaluate prospective target companies. See, e.g., pages 2, 52. The
        prospectus also states that the company has not established "any other specific
        attributes or criteria," but may also consider a variety of identified factors. See,
        e.g., pages 3, 56. However, the prospectus also states that, subject to the 80%
        requirement previously mentioned, the company will have "virtually unrestricted
        flexibility in identifying and selecting one or more prospective target businesses."
        See page 55. In view of this consideration, please explain the usefulness to
        potential investors of the criteria and guidelines set forth in the prospectus.
        Describe the circumstances in which company would disregard these criteria and
        guidelines.

12.   The prospectus states that the company will proceed with a business combination
        only if, among other things, public stockholders owning no more than 30%
        (minus one share) of the shares sold in the offering exercise their conversion
        rights. Please provide clear disclosure throughout the prospectus that this

Mr. Joseph B. Armes
Hicks Acquisition Company I, Inc.
July 13, 2007
Page 4

percentage requirement is different from that of a traditional SPAC and add a risk factor. Provide clear disclosure throughout that this requirement will make it easier for a business combination to be approved.

13.   We note that the company may require stockholders who wish to convert their shares to tender their certificates to the company's transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically. See, e.g., risk factor seven on page 22; page 58. Please revise the disclosure, as applicable in the summary and business section to contrast the procedures for conversion with those of traditional SPACs. In addition, please explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur.

14.   We note the transfer restrictions upon the founders' units, sponsors' warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please disclose its name and number of owners or interest holders, and describe its business.

15.   We note that some of the company's key personnel may remain with the combined company. See, e.g., pages 30, 57. Please identify the individuals who may remain in senior management or advisory positions with the combined company.

Calculation of Registration Fee

16.   Based on the calculation of registration fee table, it appears that the registrant is not registering the shares underlying the warrants included as part of the units. Please advise.

Table of Contents, page i

17.   Please move the dealer prospectus delivery obligations to the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

The Offering, page 5

Co-investment units, page 10

18.   We note that Mr. Thomas O. Hicks, is required to make the "co-investment," either directly or through a controlled affiliate. Please name the controlled affiliate.

19.   In the summary, or elsewhere in the prospectus, please describe in detail the business purpose of the co-investment. Also disclose whether Thomas Hicks and/or the controlled affiliate are bound to purchase the securities, and if so, please include the disclosure required in Part II of the registration statement. If not, please discuss when such agreements will be entered into. In addition, please describe the principal terms of any related agreements and the file agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding. We may have further comment.

20.   Please explain the statement that, "The holders of the co-investment units will not receive any additional carried interest (in the form of additional units, common stock, warrants or otherwise) in connection with the co-investment."

21.   Please explain the purpose for the agreement between the company and the sponsor that, if the co-investment does not occur, the sponsor will sell the founder's shares and founder's warrants to the company. Please describe the agreement and file the agreement as an exhibit. Also, quantify and explain the agreed-upon consideration, i.e., "at a price equal to the par value of the founder's shares."

Risk Factors, page 21

22.   We note the risk factor on page 26 in regards to stockholders being held liable for claims by third parties against the company to the extent of distributions received by them. Please add a separate risk factor that discusses the risk that third party claims brought against the company could reduce the proceeds held in trust and the per-share liquidation price received by stockholders.

23.   The forty-first risk factor on page 39 discusses certain provisions in the amended and restated certificate of incorporation that may not be amended without the vote of the board and the unanimous consent of stockholders. See also page 62. The prospectus notes on page 39 that the validity of unanimous consent requirements under Delaware law has not been settled. Please add this disclosure to the summary. It appears that the company, unlike the traditional SPAC, may not view the provisions referenced above as obligations to its stockholders and not seek to amend the provisions. Please discuss.

24.   We note that the prospectus contains risk factors concerning the possibility of a combination with a company located outside the United States. Please add this disclosure, or expand upon it, elsewhere in the prospectus, as appropriate.

Proposed Business, page 52

25.   We note the statement on page 53 that the company intends to focus its search for a target company initially on businesses in the United States, but "will also explore opportunities in international markets that are attractive to us." Please explain what is meant by "international markets" and discuss the circumstances in which the company would find such opportunities "attractive." Also, briefly discuss this information in the prospectus summary.

26.   On pages 53, the company's structure is described as being attractive for private businesses to go public, as it will provide greater certainty and lower costs. Please explain why the company believes this to be true and reconcile it with the difficulties outlined on pages 66-67.

27.   On page 55, the company stated it may use third party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder and how it would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

Limited ability to evaluate the target business' management, page 57

28.   The prospectus states that "it is unlikely that any of them [directors] will devote their full efforts to our affairs subsequent to a business combination." Please clarify if this statement means it is unlikely that any of the current directors will remain a director after the business combination.

Conflicts of Interest, page 75

29.   On page 75, you disclose that the officers and directors agreed not to organize or become involved with any other blank check company until Hicks Acquisition has entered into a letter of intent, agreement in principle or definitive agreement. Please disclose if these agreed upon terms are in a binding written contract, and if so, please describe the principal terms of the agreement and file it as an exhibit.

30.   We note the disclosure in the first bullet point on page 75. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations.

31.   We note the statement on page 76:

> that each of our officers has agreed … to present to us for our
> consideration, prior to the presentation to any other entity, any business
> opportunity with a fair value of $320 million or more, subject to any pre-
> existing fiduciary or contractual obligations he or she might have.

Please describe the pre-existing fiduciary or contractual obligations that officers
and/directors have and how those obligations would affect the agreement.

Description of Securities, page 82

32.   Please advise whether the founders,' sponsors' and co-investment warrants are
subject to the same 12 month waiting period as the public stockholders' warrants.
If they are not, please revise and add any related risk factors, e.g., the founders
and sponsors' warrants could be exercised prior to the public stockholders'
warrants.

Underwriting, page 98

33.   We note the contingent nature of part of the underwriters' compensation. In light
of Regulation M, please include disclosure in the registration statement regarding
when the distribution ends. This disclosure may relate to when all of the shares
have been sold, there are no more selling efforts, there is no more stabilization or
the overallotment has been exercised. Note that disclosure merely stating that the
distribution ends at the closing of the IPO is insufficient.

Financial Statements

General

34.   Please provide a currently dated consent in any amendment and ensure the
financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements

General

35.   Please revise to disclose the impact that recently issued accounting standards will
have on your financial statements when adopted in a future period in accordance
with SAB Topic 11M.

36.   Please revise to disclose the commitment by Mr. Hicks to purchase 2 million co-
investment units immediately prior to the consummation of the initial business

combination, but subsequent to the signing of a definitive business combination agreement and approval of the business combination consistent with disclosure on page 10.

Part II

Item 15. Recent Sales of Unregistered Securities

37.   Please disclose whether HH-HACI, L.P. is an accredited investor. See Rule 501 of Regulation D. Please disclose if this entity was formed for the purpose of investing in Hicks Acquisition Company I, Inc. If yes, please disclose the number of investors in HH-HACI, L.P. and describe whether the investors are accredited under Rule 501.

Exhibits

38.   Please file all available exhibits listed in Item 16 of the prospectus with your next amendment.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Bruce Mendelsohn, Esq.
        Fax: (212) 872-1002